As filed with the Securities and Exchange Commission on October 3, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Virtus Convertible & Income Fund

(Name of Subject Company (Issuer))

Virtus Convertible & Income Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series A, Series B, Series C, Series D and Series E, Par Value $0.00001

(Title of Class of Securities)

92838X201

92838X300

92838X409

92838X508

92838X607

(CUSIP Number of Class of Securities)

Jennifer Fromm, Esq., Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Investment Partners

One Financial Plaza

Hartford, CT 06103

(866) 270 7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
218,697,862.50 (a)	24,100.50 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 8,931 shares in the offer, based upon a price of 97.95% of the liquidation preference of $25,000 per share (or $24,487.50 per share).

(b) Calculated as $110.2 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1 THROUGH 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Virtus Convertible & Income Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series A, Series B, Series C, Series D and Series E (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2022 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 97.95% of the liquidation preference of $25,000 per share (or $24,487.50 per share) in cash, plus any unpaid dividends accrued through November 1, 2022, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated October 3, 2022.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(1)(vi)	Form of Notice of Guaranteed Delivery

(a)(1)(vii)	Tender Offer Agreement, date September 19, 2022, by and among Virtus Convertible & Income Fund, Virtus Convertible & Income Fund II, Virtus Investment Advisers, Inc., and UBS Securities LLC.

(a)(1)(viii)	Press Release issued by the Fund dated September 28, 2022.

EX-FILING FEES	Calculation of Filing Fee Table

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS CONVERTIBLE & INCOME FUND

By:	/s/ Jennifer Fromm, Esq.
Name:	Jennifer Fromm, Esq.
Title:	Vice President, Chief Legal Officer, Counsel, and Secretary

Dated as of: October 3, 2022

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated October 3, 2022.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(1)(vi)	Form of Notice of Guaranteed Delivery

(a)(1)(vii)	Tender Offer Agreement, date September 19, 2022, by and among Virtus Convertible & Income Fund, Virtus Convertible & Income Fund II, Virtus Investment Advisers, Inc., and UBS Securities LLC.

(a)(1)(viii)	Press Release issued by the Fund dated September 28, 2022.

EX-FILING FEES	Calculation of Filing Fee Table